UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Z Capital Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,171,017.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,171,017.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,017.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 30.5%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Zenni Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,171,017.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,171,017.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,017.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 30.5%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Z Capital Special Situations Adviser, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,598,907.23

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,598,907.23

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,907.23

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 17.8%

14	Type of Reporting Person PN

1	Names of Reporting Persons Z Capital Special Situations GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person PN

1	Names of Reporting Persons Z Capital Special Situations UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons James J. Zenni, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,171,017.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,171,017.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,017.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 30.5%

14	Type of Reporting Person IN

Preliminary Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) by the Reporting Persons (as defined in Item 2 below).

In filing this Amendment No. 6 and as previously disclosed, the Reporting Persons continue to reserve all legal rights in connection with the purported Corporate Conversion (as defined in Amendment No. 2) and other actions recently taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Z Capital Partners, L.L.C. (“Z Capital”);

Zenni Holdings, LLC (“Zenni Holdings”);

Z Capital Special Situations Adviser, L.P. (“Special Adviser”);

Z Capital Special Situations GP, L.P. (“Special GP”);

Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and

James J. Zenni, Jr. (“Mr. Zenni”).

Mr. Zenni serves as the President of Z Capital and is the sole owner of Zenni Holdings.  Zenni Holdings serves as the managing member of Z Capital.  Z Capital serves as the general partner of Special Adviser and as the managing member of Special UGP.

Special Adviser may be deemed to have voting and dispositive power over the Shares held of record by Z Capital Special Situations Fund Holdings I, L.L.C. (“Special I LLC”) and Z Capital Special Situations Fund Holdings II, L.L.C. (“Special II LLC”) pursuant to investment management agreements granting Special Adviser all power to vote and dispose of the shares held of record by Special I LLC and Special II LLC.

Special UGP is the general partner of Special GP.  Special GP is the manager of Z Capital HG, L.L.C. (“HG LLC”), Z Capital CUAL Co-Invest, L.L.C. (“CUAL LLC”), and Z Capital HG-C, L.L.C. (“HG-C LLC”), which are the record owners of the shares reported herein as beneficially owned by Special GP and Special UGP.

Each of Z Capital, Zenni Holdings, and Special UGP is a Delaware limited liability company.  Each of Special Adviser and Special GP is a Delaware limited partnership.  Mr. Zenni is a citizen of the United States of America.  The address of the principal business office of each of the Reporting Persons is Two Conway Park, 150 Field Drive, Suite 300, Lake Forest, IL 60045.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Previously this Schedule 13D referred to Special GP as Z Capital Special Situations Fund GP, L.P. and referred to Special UGP as Z Capital Special Situations Fund UGP, L.L.C.  This Item 2 is being amended and restated here to correct those errors.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On March 14, 2013, Z Capital and affiliated entities delivered a notice (the “Notice”) to the Corporate Secretary of the Issuer, notifying the Issuer of the intent of the Group (as defined below) to propose the nomination of and to nominate Mr. Zenni, Jonathan Schmugge and Martin J. Auerbach (together, the “Nominees”) as candidates for election to the Board of Directors of the Issuer at the 2013 Annual Meeting of stockholders. A copy of the Notice is attached hereto as exhibit 99.9.

The Notice was delivered by Special I LLC, HG LLC, Special II LLC, CUAL LLC, HG-C LLC, record owners of Common Shares, for themselves as record holders of the Common Shares (the “Record Holders”) and on behalf of Z Capital, Zenni Holdings, Mr. Zenni, Special Adviser, Special GP, and Special UGP (such related parties collectively, the “Beneficial Owners” and together with the Record Holders and each of their respective affiliates and associates, the “Group”).

On March 14, 2013, Z Capital also issued a press release (the “Press Release”) disclosing delivery of the Notice by the Group and its intent to nominate the Nominees as candidates for election to the Board of Directors of the Issuer at the 2013 Annual Meeting of stockholders. A copy of the Press Release is attached hereto as 99.10.

The foregoing descriptions of the Notice and the Press Release do not purport to be complete and are qualified in their entirety by reference to the full text of the Notice and Press Release, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The Group intends to file with the SEC a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2013 annual meeting of stockholders of the Issuer (the “2013 Annual Meeting”).  Information relating to the participants in such proxy solicitation has been included in the Notification Letter filed as Exhibit 99.9 hereto.  STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2013 ANNUAL MEETING WHEN THEY BECOME

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. When completed and available, the Group’s definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by the Group in connection with the solicitation of proxies will be available at no charge at the SEC’s website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by the Group with the SEC will also be available, without charge, by directing a request by mail to Z Capital at Two Conway Park, 150 Field Drive, Suite 300, Lake Forest, IL 60045, attn.: General Counsel, or by telephone to (847)-235-8100.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint filing agreement

99.9	Letter from Z Capital Partners, L.L.C. and affiliated entities to the Corporate Secretary of Affinity Gaming, dated March 14, 2013

99.10	Press release of Z Capital Partners, L.L.C., dated March 14, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2013

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

JAMES J. ZENNI

By:	/s/ James J. Zenni